February 25, 2005




BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

          Re:      BellaVista Capital, Inc. (the "Company")
                   Preliminary Proxy Statement on Schedule 14A originally filed February 8, 2005
                   SEC File No. 0-30507

Dear Ms. Carmody:

        The Company hereby acknowledges with respect to the above referenced matter that

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
        o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  BellaVista Capital, Inc.

                  By:  /s/ MICHAEL RIDER
                       ----------------------------------
                       Michael Rider, President